Exhibit 10.11

July 24, 2013

Zachary Levow

Dear Zach:

I am pleased to document your position with Barracuda Networks, Inc. (the “Company”) as Executive Vice President and Chief Technology Officer, effective immediately. You will report to the Company’s Chief Executive Officer (“CEO”) or to its Board of Directors (the “Board”) during any interim period where the Company is operating without a CEO.

The terms of this letter agreement become effective on the first day the Company’s stock begins trading on a national exchange (the “Effective Date”).

You will receive an annual salary of $250,000 (the “Base Salary”), subject to the usual required withholdings and payable semi-monthly in accordance with the Company’s normal payroll procedures. As an executive officer of the Company, you are also eligible to participate in the employee benefit plans, vacation/PTO policies and other fringe benefits and perquisites currently and hereafter maintained by the Company on behalf of the senior executives of the Company. You should note that the Board may modify salaries and benefits from time to time as it deems necessary.

You also will be eligible to participate in the Company’s annual bonus program, and be eligible for a target bonus of up 100% of your Base Salary, subject to the usual required withholdings, upon achievement of performance objectives to be determined by the Compensation Committee of the Board (the “Comp Committee”) in its sole discretion after consultation with you and the CEO (the “Bonus”). The Bonus, or any portion thereof, will be paid semi-annually as soon as practicable after the Company’s Compensation Committee determines that the Bonus has been earned, but in no event shall the Bonus be paid after the fifteenth (15th) day of the seventh (7th) month of the Company’s fiscal year and first (1st) month following the end of the Company’s fiscal of the year in which the Bonus is earned.

If the Company terminates your employment other than for Cause (as defined below), or due to your death or disability, or if you terminate your employment for Good Reason (as defined below), then, provided you sign and not revoke a general release of claims in a form reasonably acceptable to the Company and in a manner that is otherwise consistent with the terms of this letter, you will be entitled to (1) receive continuing payments of severance pay at a rate equal to your Base Salary and target Bonus, as then in effect, for twelve (12) months from the date of such termination, which will be paid in accordance with the Company’s regular payroll procedures; (2) receive continuing payments of the premiums required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for a period of up to twelve (12) months following the termination of your employment with the Company, if you and/or your covered dependents elect to continue the group health insurance coverage under the Company’s group health insurance plan(s); and (3) accelerate vesting as of the date you terminate your employment with the Company in an amount equal to the number of shares subject to your then outstanding equity awards that you would have vested in had you remained employed with the Company for an additional twelve (12) months following such termination.

If the Company terminates your employment other than for Cause or you terminate your employment for Good Reason within 18 months after a Change in Control (as defined in the Company’s 2012 Equity Incentive Plan), then, provided you sign and not revoke a general release of claims in a form reasonably acceptable to the Company and in a manner that is otherwise consistent with the terms of this letter, you will be entitled to (1) receive continuing payments of severance pay at a rate equal to your Base Salary and target Bonus, as then in effect, for twelve (12) months from the date of such termination, which will be paid in accordance with the Company’s regular payroll procedures; (2) receive continuing payments of the premiums required under COBRA for a period of up to twelve (12) months following the termination of your employment with the Company, if you and/or your covered dependents elect to continue the group health insurance coverage under the Company’s group health insurance plan(s); and (3) accelerate vesting equal to the greater of (i) fifty percent (50%) of the number of unvested shares subject to your then outstanding equity awards as of the date you terminate your employment with the Company or (ii) an amount equal to the number of shares subject to your then outstanding equity awards that you would have vested in had you remained employed with the Company for an additional twelve (12) months following such termination.

If your employment with the Company is terminated voluntarily by you without Good Reason, or if the Company terminates your employment for Cause,, then (1) all vesting will terminate immediately with respect to your then outstanding equity awards; (2) all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned); and (3) you will only be eligible for severance benefits in accordance with the Company’s established policies, if any, as then in effect.

In the event of your termination of employment with the Company, the preceding paragraphs are intended to be and are exclusive and in lieu of any other rights or remedies to which you or the Company may otherwise be entitled, whether at law, tort or contract, in equity, or under this letter.

The receipt of any severance pursuant to this letter will be subject to you signing and not revoking a Release; provided that such Release is effective within sixty (60) days following your termination of employment or such shorter period specified in the Release (the “Release Deadline”). No severance will be paid or provided until the Release becomes effective. If the Release is not effective by the Release Deadline, you forfeit your right to any severance or similar payment under the letter subject to you executing and not revoking a Release. In the event your termination of employment occurs at a time during the calendar year where it would be possible for the Release to become effective in the calendar year following the calendar year in which your termination of employment occurs, then any severance that would be considered Deferred Payments (as defined in Appendix A) will be paid on the first payroll date to occur during the calendar year following the calendar year in which such termination of employment occurs, or such later time as required by (1) the payment schedule applicable to each payment or benefit, (2) the date the Release becomes effective, or (3) clause (ii) of Appendix A.

For purposes of this letter, “Good Reason” is defined as: your termination of employment within thirty (30) days following the end of the Cure Period (as defined below) as a result of the occurrence of any of the following events without your written consent: (1) a material diminution by the Company in your Base Salary or target Bonus as in effect immediately prior to such reduction; provided, however, that, a reduction of Base Salary that (combined with all prior reductions) totals ten percent (10%) or less and also applies to substantially all other senior executives of the Company will not constitute “Good Reason”; (2) the relocation of your principal work location to a facility or a location more than twenty-five (25) miles from your prior work location; or (3) the Company’s material breach of this letter, which is not remedied in a reasonable period of time (not to exceed thirty (30) days) after receipt of your written notice. You must provide written notice to the Company of the condition that could constitute a “Good Reason” event within sixty (60) days of the initial existence of such condition and such condition must not have been remedied by the Company within thirty (30) days (the “Cure Period”) of such written notice.

For purposes of this letter, “Cause” is defined as: (1) an act of dishonesty made by you in connection with your responsibilities as an employee, (2) your conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (3) your gross misconduct, (4) your unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom you owe an obligation of nondisclosure as a result of your relationship with the Company; (5) your willful breach of any material obligation under any written agreement or covenant with the Company; or (6) your continued failure to perform your employment duties after you have received a written demand of performance from the Company which specifically sets forth the factual basis for the Company’s belief that you have not substantially performed your duties and have failed to cure such nonperformance to the Company’s satisfaction within thirty (30) business days after receiving such notice.

You should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for Good Reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without Cause, and with or without notice except as provided herein.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States.

You agree that, during the term of your employment with the Company, unless you receive prior consent from the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

As a Company employee, you will be expected to abide by company rules and regulations. You will be specifically required to sign an acknowledgment that you have read and understand the company rules of conduct that will be included in a handbook that the Company will soon complete and distribute. You will be expected to sign and comply with an At-Will Employee Agreement that requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, to and only to the fullest extent allowed by California Labor Code Section 2870, and non-disclosure of proprietary information. The At-Will Employee Agreement also provides that in the event of any dispute or claim relating to or arising out of our working relationship, you and the Company agree that all such disputes shall be resolved by binding arbitration.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it to me. A duplicate original is enclosed for your records. This letter, along with the agreement relating to proprietary rights and confidential information between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We look forward to working with you at Barracuda Networks, Inc.

Sincerely,

BARRACUDA NETWORKS, INC.

/s/ William D. Jenkins
William Jenkins
CEO

ACCEPTED AND AGREED TO this

24th day of July, 2013.

/s/ Zachary Levow

Zachary Levow

Enclosures: Confidentiality & Proprietary Rights Agreement

Appendix A

Section 409A

i. Notwithstanding anything to the contrary in this letter, no severance pay or benefits to be paid or provided to you, if any, pursuant to this letter that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or otherwise provided until you have a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to you, if any, pursuant to this letter that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until you haves a “separation from service” within the meaning of Section 409A.

ii. Notwithstanding anything to the contrary in this letter, if you are a “specified employee” within the meaning of Section 409A at the time of your termination (other than due to death), then the Deferred Payments that are payable within the first six (6) months following your separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of your separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following your separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this letter is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

iii. Any amount paid under this letter that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of clause (i) above.

iv. Any amount paid under this letter that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Payments for purposes of clause (i) above. “Section 409A Limit” will mean two (2) times the lesser of: (a) your annualized compensation based upon the annual rate of pay paid to you during your taxable year preceding your taxable year of your separation from service as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which your separation from service occurred.

v. The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and you agree to work together in good faith to consider amendments to this letter and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.